FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated October 15, 2014

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten 61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Teppo Tauriainen Joins SEK Board

Stockholm, 15 October 2014 – Aktiebolaget Svensk Exportkredit (“SEK” or “the Company”) has announced the appointment of a new member of its Board of Directors. Mr. Teppo Tauriainen was nominated by the Swedish Ministry of Finance, and elected by SEK’s sole shareholder, the Swedish State, at an Extraordinary General Meeting of the Company on October 7.

Mr. Tauriainen is currently the Head of the Americas Department of the Swedish Ministry for Foreign Affairs, having previously served as the Ministry’s Head of the Department of International Trade. Mr. Tauriainen also served as the Swedish Ambassador to Singapore and Canada.

In accordance with SEK’s Articles of Association, Mr. Tauriainen will serve for an initial term that will end at the time of SEK’s next Annual General Meeting.

The SEK Board now consists of the following seven directors:

Name	Age	Position
Lars-Linder Aronson	61	Chairman of the Board and Director
Cecilia Ardström	49	Director
Jan Belfrage	70	Director
Teppo Tauriainen	53	Director
Lotta Mellström	44	Director
Jan Roxendal	61	Director
Ulla Nilsson	66	Director

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 15, 2014

AB Svensk Exportkredit (publ)
(Swedish Export Credit Corporation)

By:	/s/Sven-Olof Söderlund

Sven-Olof Söderlund Executive Director, Chief Corporate Governance Officer

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